Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Third Quarter and the First Nine Months Ended March 31, 2022

First Nine months of Fiscal Year 2022 Financial Highlights

•	Total revenues were $525.3 million, an increase of 20.9% compared to the comparable prior year period.

•	Gross margin was 33.9%, compared to 36.4% for the comparable prior year period. Non-GAAP gross margin was 34.1%, compared to 36.4% for the comparable prior year period.

•

Net income attributable to Hollysys was $60.2 million, a decrease of 11.2% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $69.5 million, a decrease of 3.0% compared to the comparable prior year period.

•

Diluted earnings per share was $0.98, a decrease of 12.5% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $1.13, a decrease of 4.2% compared to the comparable prior year period.

•	Net cash provided by operating activities was $15.7 million.

•	Days sales outstanding (“DSO”) of 183 days, compared to 186 days for the comparable prior year period.

•	Inventory turnover days of 58 days, compared to 52 days for the comparable prior year period.

Third Quarter of Fiscal Year 2022 Financial Highlights

•	Total revenues were $155.7 million, an increase of 41.7% compared to the comparable prior year period.

•	Gross margin was 30.6%, compared to 37.4% for the comparable prior year period. Non-GAAP gross margin was 30.8%, compared to 37.5% for the comparable prior year period.

•

Net income attributable to Hollysys was $15.8 million, a decrease of 0.2% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $18.3 million, a decrease of 2.2% compared to the comparable prior year period.

•

Diluted earnings per share was $0.26, which remained relatively stable compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.30, a decrease of 3.2% compared to the comparable prior year period.

•	Net cash used in operating activities was $35.4 million.

•	DSO of 215 days, compared to 279 days for the comparable prior year period.

•	Inventory turnover days of 69 days, compared to 58 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Hollysys Automation Technologies Ltd.	Page 2
April 29, 2022

To further align the management’s interests with the shareholders’ and deliver value to our shareholders through share purchases, Dr. Changli Wang, the CEO and director of Hollysys, through a special purpose vehicle beneficially owned and funded by him, recently purchased a total of 1,055,000 ordinary shares in the open market in accordance with applicable SEC rules and regulations.

Beijing, China – April 29, 2022 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the third quarter of fiscal year 2022 ended March 31, 2022. Dr. Changli Wang, the CEO and director of Hollysys, stated:

“We are pleased to report another fiscal quarter with solid financial and operational performance and carried forward of our mission of automation for better lives, even though the COVID-19 continues bringing challenges, such as the rising raw materials costs and the reduced engineering efficiency. I am confident with a promising business future as I am witnessing the self-motivated and goal-oriented management team and employees, raising jointly and heading towards a more prosperous and vigorous Hollysys with clear overall industrial maps and wise developing plans.”

The Industrial Automation (“IA”) business maintained its strong momentum with augmented market shares as Hollysys had been poised to capitalize on opportunities of the evolving IA industry and had gained wider market recognition.

In the field of chemical and petrochemical industry, we maintained a fast mounting pace. In this fiscal quarter, Hollysys signed a framework agreement with BASF Group for its largest overseas investment project, Zhanjiang Project for the construction of its third largest integrated production base around the globe. Hollysys is the only domestic automation control system supplier in China for this project, providing Gas Detection System (“GDS”) and Safety Instrumented System (“SIS”). Furthermore, Hollysys successfully delivered the Carbon Capture, Utilization and Storage (“CCUS”) project of Sinopec Group, in which the Company provided Distributed Control System (“DCS”), SIS, GDS, integrated control system and solution. The project is the first one million ton CCUS project in China, and is expected to become the largest CCUS base and a benchmark project in China after its completion. In the future, the Company will continue to strengthen its advantages and competitiveness, helping chemical and petrochemical customers achieve green energy and low carbon goals.

In the thermal power sector, we continued to strengthen our market position in the high-end market and won the bid of several power contracts. For instance, we signed 2*660MW power units in Yan’an, and 2*660MW power units in Xinlin Gol, among others. Despite the slowdown in the thermal power market, our advanced solutions and matured service help us win the favor, adherence and follow-up cooperation of customers, which will inject new vigor into future after-sell performance. Meanwhile, we are making progress on advanced intelligent technologies in the power sector, which will facilitate customers’ construction of low-carbon and environmentally friendly projects. For example, the Jimsar Power Generation Project in which the Company participated had successfully passed the trial operation and embraced considerable satisfaction by the customer. Hollysys developed the “Whole-process Intelligent Collaborative Center” solution for the project that covers four functional modules of smart power generation platform, smart management service platform, smart facility application and active information security defense, aiming to build up a low-carbon, environmentally friendly and technology-leading intelligent power station. The Company also set up a new model for the construction of smart power plants in the whole process of the thermal power industry in China.

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April 29, 2022

In addition, the Company is becoming more influential in the food and pharmaceutical field, which was attributable to its accelerated improvements, upgraded products and solutions, and vast breakthroughs on the development of its business among leading customers in the industry. In this fiscal quarter, Hollysys signed a contract with a customer in the pharmaceutical industry in Hubei, who will employ HOLI comprehensive solution including instruments, SIS, Batch Processing System (“BATCH”), Industrial Optical Bus Control System (“OCS”), among others. The Company’s solution is expected to help the customer reduce construction costs for users, enhance the reliability and security of the control system and bring remarkable value experience.

In Rail Transportation Automation (“RTA”) business, our market position has strengthened, and we take pride in our dedication to national transportation. For example, our technical team dedicated themselves to working at the front line during the Chinese New Year and assisted in maintaining the smooth operation of transportation for Beijing 2022 Winter Olympics and Paralympics. As the Automatic Train Protection (“ATP”) supplier of Beijing-Zhangjiakou high-speed railway, Hollysys offered 7x24 hours’ world-leading intelligent guard during the events, ensuring the transportation and providing safe, fast, warm and comfortable experience for athletes, coaches and guests around the world. In the metro field, benefiting from our good customer relationships, we won the bid of Supervisory Control and Data Acquisition (“SCADA”) project of Chengdu Metro Ziyang Line after winning the Chengdu 30 Line Project in the last few months. With respect to new market opportunities, Hollysys is seeking to leverage self-competitive advantage to sustain its leading position. Hollysys, as the chief editor, participated in the edit of Technical Standard for Precise Traffic Weather System of Highway (the “Standard”), regulating the structure, function, construction and application of highway traffic meteorological system. The implementation of the Standard is expected to further extend Hollysys’ competitiveness, which will boost the development of the industry and help the construction of intelligent highways.

COVID-19 remains a challenge to our business, especially to the unit of mechanical and electrical solutions (“M&E”) and other overseas business in general. We will continue to monitor the impact of COVID-19 on our business, and risk control remains our key focus.

With our continuous dedication and experienced passionate expertise, we believe that we will continue to create greater value for our clients and shareholders.

Hollysys Automation Technologies Ltd.	Page 4
April 29, 2022

Third Quarter and the First Nine months Ended March 31, 2022 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)

	Three months ended March 31,			Nine months ended March 31,
,	2022	2021	% Change	2022	2021	% Change
Revenues	$155,711	109,907	41.7%	$525,346	434,702	20.9%
Integrated solutions contracts revenue	$133,206	85,769	55.3%	$424,274	333,943	27.0%
Products sales	$7,146	6,543	9.2%	$26,663	21,569	23.6%
Service rendered	$15,359	17,595	(12.7)%	$74,409	79,190	(6.0)%
Cost of revenues	$108,070	68,807	57.1%	$347,324	276,482	25.6%
Gross profit	$47,641	41,100	15.9%	$178,022	158,220	12.5%
Total operating expenses	$30,651	23,728	29.2%	$122,599	86,633	41.5%
Selling	$11,409	7,160	59.3%	$34,438	25,596	34.5%
General and administrative	$13,878	14,965	(7.3)%	$56,918	39,723	43.3%
Research and development	$16,291	13,159	23.8%	$52,951	41,760	26.8%
VAT refunds and government subsidies	$(10,927)	(11,556)	(5.4)%	$(21,708)	(20,446)	6.2%
Income from operations	$16,990	17,372	(2.2)%	$55,423	71,587	(22.6)%
Other income, net	$967	813	18.9%	$1,927	3,587	(46.3)%
Foreign exchange (loss) gain	$(498)	391	(227.4)%	$(2,212)	(5,277)	(58.1)%
Gains on disposal of investments in an equity investee	$—	—	—	7,995	—	—
Share of net (loss) income of equity investees	$(428)	(2,725)	(84.3)%	$558	1,934	(71.1)%
Losses on disposal of subsidiaries	$(3)	—	—	(3)	—	—
Dividend income from equity investments	$(93)	453	(120.5)%	$86	456	(81.1)%
Interest income	$3,151	3,132	0.6%	$9,335	9,852	(5.2)%
Interest expenses	$(224)	(151)	48.3%	$(590)	(428)	37.9%
Income tax expenses	$4,038	3,571	13.1%	$12,706	14,237	(10.8)%
Net loss attributable to non-controlling interests	$(3)	(145)	(97.9)%	$(343)	(296)	15.9%
Net income attributable to Hollysys Automation Technologies Ltd.	$15,827	15,859	(0.2)%	$60,156	67,770	(11.2)%
Basic earnings per share	$0.26	0.26	0.0%	$0.99	1.12	(11.6)%
Diluted earnings per share	$0.26	0.26	0.0%	$0.98	1.12	(12.5)%
Share-based compensation expenses	$2,076	2,750	(24.5)%	$8,382	3,688	127.3%
Amortization of acquired intangible assets	$370	70	428.6%	$1,002	225	345.3%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$18,273	18,679	(2.2)%	$69,540	71,683	(3.0)%
Non-GAAP basic earnings per share(1)	$0.30	0.31	(3.2)%	$1.14	1.18	(3.4)%
Non-GAAP diluted earnings per share(1)	$0.30	0.31	(3.2)%	$1.13	1.18	(4.2)%
Basic weighted average number of ordinary shares outstanding	61,068,732	60,522,107	0.9%	60,945,131	60,502,714	0.7%
Diluted weighted average number of ordinary shares outstanding	61,644,902	60,559,890	1.8%	61,560,896	60,736,180	1.4%

(1) See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Operational Results Analysis for the Third Quarter Ended March 31, 2022

Compared to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31, 2022 increased from $109.9 million to $155.7 million, representing an increase of 41.7%. In terms of revenues by type, integrated contracts revenue increased by 55.3% to $133.2 million, products sales revenue increased by 9.2% to $7.1 million, and services revenue decreased by 12.7% to $15.4 million.

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April 29, 2022

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,				Nine months ended March 31,
	2022		2021		2022		2021
	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue
Industrial Automation	101,854	65.4	67,454	61.4	318,147	60.5	242,273	55.7
Rail Transportation Automation	34,224	22.0	30,673	27.9	149,570	28.5	140,638	32.4
Mechanical and Electrical Solution	19,633	12.6	11,780	10.7	57,629	11.0	51,791	11.9

Total	155,711	100.0	109,907	100.0	525,346	100.0	434,702	100.0

Gross margin was 30.6% for the three months ended March 31, 2022, as compared to 37.4% for the same period of the prior fiscal year. The gross margin fluctuated mainly due to changes in product and service mix. Gross margin of integrated solutions contracts, product sales, and service rendered was 25.4%, 65.9% and 59.5% for the three months ended March 31, 2022, as compared to 25.9%, 81.2% and 77.4% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 30.8% for the three months ended March 31, 2022, as compared to 37.5% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 25.7% for the three months ended March 31, 2022, as compared to 25.9% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $11.4 million for the three months ended March 31, 2022, representing an increase of $4.2 million, or 59.3%, compared to $7.2 million for the same period of the prior fiscal year. The increase was primarily due to the significant increase in sales. Selling expenses as a percentage of total revenues were 7.3% and 6.5% for the three months ended March 31, 2022 and 2021, respectively.

General and administrative expenses were $13.9 million for the quarter ended March 31, 2022, representing a decrease of $1.1 million or 7.3% compared to $15.0 million for the same quarter of the prior year, which was primarily due to a $1.3 million decrease in credit losses. Share-based compensation expenses were $2.1 million and $2.8 million for the three months ended March 31, 2022 and 2021, respectively. General and administrative expenses as a percentage of total revenues were 8.9% and 13.6% for the three months ended March 31, 2022 and 2021, respectively.

Research and development expenses were $16.3 million for the three months ended March 31, 2022, representing an increase of $3.1 million, or 23.8%, compared to $13.2 million for the same period of the prior fiscal year, which was primarily due to increased investments in research and development, including the upgrading of mainstream products and new products developed to meet the needs of the digital infrastructure market, such as the new generation DCS Macs V7, smart factory and smart city rail. Research and development expenses as a percentage of total revenues were 10.5% and 12.0% for the three months ended March 31, 2022 and 2021, respectively.

The VAT refunds and government subsidies were $10.9 million for three months ended March 31, 2022, as compared to $11.6 million for the same period in the prior fiscal year, representing a $0.6 million, or 5.4%, decrease.

The income tax expenses and the effective tax rate were $4.0 million and 20.3% for the three months ended March 31, 2022, respectively, as compared to $3.6 million and 18.5% for comparable period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $15.8 million, representing a decrease of 0.2% from $15.9 million reported in the comparable period in the prior fiscal year. Non-GAAP net income attributable to Hollysys, was $18.3 million or $0.30 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.26 for the three months ended March 31, 2022, which remained relatively stable compared to the comparable period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.30 for the three months ended March 31, 2022, a decrease of 3.2% from $0.31 reported in the comparable period in the prior fiscal year. These were calculated based on 61.7 million and 60.6 million diluted weighted average ordinary shares outstanding for the three months ended March 31, 2022 and 2021, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $299.2 million of value of new contracts for the three months ended March 31, 2022. Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that Hollysys won. The backlog was $924.0 million as of March 31, 2022. The following table sets forth a breakdown of the value of new contracts achieved and backlog by segment.

(In USD thousands, except for %)

	Value of new contracts achieved		Backlog
	for the three months ended March 31, 2022		as of March 31, 2022
	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	163,699	54.7	357,340	38.7
Rail Transportation Automation	25,108	8.4	342,224	37.0
Mechanical and Electrical Solutions	110,410	36.9	224,477	24.3

Total	299,217	100.0	924,041	100.0

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April 29, 2022

Cash Flow Highlights

For the three months ended March 31, 2022, the total net cash outflow was $47.4 million. The net cash used in operating activities was $35.4 million. The net cash used in investing activities was $14.3 million, mainly consisting of $31.2 million purchases of short-term investments, $8.0 million purchases of property, plant and equipment, and $1.3 million investment of an equity investee, partially offset by $3.8 million of proceeds from disposal of a subsidiary, and 22.3 million of maturity of short-term investments.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $669.8 million, $715.5 million, and $466.1 million as of March 31, 2022, December 31, 2021, and March 31, 2021, respectively.

For the three months ended March 31, 2022, DSO was 215 days, as compared to 279 days for the comparable prior fiscal year and 147 days for the last fiscal quarter; inventory turnover days were 69 days, as compared to 58 days for the comparable prior fiscal year and 50 days for the last fiscal quarter. The inventory balance as of March 31, 2022 was $89.2 million, compared to $67.7 million as of December 31, 2021, as we strategically stocked up inventories to minimize the adverse impacts of the ongoing global supply chain constraints following the COVID-19 outbreak.

Financial Performance Guidance

Based on information available as of the date of this press release, we provide the following financial performance guidance update for the full fiscal year 2022:

•	Full-year total value of new contracts is expected to be between $900 million and $1 billion, up 23% to 36% year-over-year.

•	Revenue is expected to be in the range of $625 million to $700 million, up 5% to 18% year-over-year.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2021, Hollysys had cumulatively carried out more than 35,000 projects for approximately 20,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

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April 29, 2022

SAFE HARBOR STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd.	Page 9
April 29, 2022

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In USD thousands except for number of shares and per share data)
	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$133,206	$85,769	$424,274	$333,943
Products sales	7,146	6,543	26,663	21,569
Revenue from services	15,359	17,595	74,409	79,190

Total net revenues	155,711	109,907	525,346	434,702
Costs of integrated solutions contracts	99,406	63,593	313,369	245,330
Cost of products sold	2,436	1,230	7,334	4,177
Costs of services rendered	6,228	3,984	26,621	26,975

Gross profit	47,641	41,100	178,022	158,220
Operating expenses
Selling	11,409	7,160	34,438	25,596
General and administrative	13,878	14,965	56,918	39,723
Research and development	16,291	13,159	52,951	41,760
VAT refunds and government subsidies	(10,927)	(11,556)	(21,708)	(20,446)

Total operating expenses	30,651	23,728	122,599	86,633

Income from operations	16,990	17,372	55,423	71,587
Other income, net	967	813	1,927	3,587
Foreign exchange (loss) gain	(498)	391	(2,212)	(5,277)
Gains on disposal of an investment in an equity investee	—	—	7,995	—
Losses on disposal of subsidiaries	(3)	—	(3)	—
Share of net (loss) income of equity investees	(428)	(2,725)	558	1,934
Dividend income from equity investments	(93)	453	86	456
Interest income	3,151	3,132	9,335	9,852
Interest expenses	(224)	(151)	(590)	(428)

Income before income taxes	19,862	19,285	72,519	81,711
Income taxes expenses	4,038	3,571	12,706	14,237

Net income	15,824	15,714	59,813	67,474
Net loss attributable to non-controlling interests	(3)	(145)	(343)	(296)

Net income attributable to Hollysys Automation Technologies Ltd.	$15,827	$15,859	$60,156	$67,770
Other comprehensive income, net of tax of nil
Translation adjustments	3,954	(5,356)	20,513	78,297

Comprehensive income	19,778	10,358	80,326	145,771
Less: comprehensive loss attributable to non-controlling interests	(1,199)	(165)	(1,374)	(113)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$20,977	$10,523	$81,700	$145,884

Net income per ordinary share:
Basic	0.26	0.26	0.99	1.12
Diluted	0.26	0.26	0.98	1.12
Shares used in net income per share computation:
Basic	61,068,732	60,522,107	60,945,131	60,502,714
Diluted	61,644,902	60,559,890	61,560,896	60,736,180

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April 29, 2022

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	March 31, 2022 (Unaudited)	December 31, 2021 (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$669,799	$715,537
Short-term investments	44,085	34,769
Restricted cash	36,298	37,998
Accounts receivable, net of allowance for credit losses of $76,061 and $74,331 as of March 31, 2022 and December 31, 2021, respectively	360,589	359,816
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $11,077 and $11,747 as of March 31, 2022 and December 31, 2021, respectively	220,645	222,480
Accounts receivable retention	6,002	6,219
Other receivables, net of allowance for credit losses of $15,798 and $16,335 as of March 31, 2022 and December 31, 2021, respectively	28,734	16,318
Advances to suppliers	32,348	29,171
Amounts due from related parties	21,064	28,310
Inventories	89,175	67,656
Prepaid expenses	756	779
Income tax recoverable	164	393

Total current assets	1,509,659	1,519,446
Non-current assets
Restricted cash	6,026	6,015
Costs and estimated earnings in excess of billings	2,648	2,482
Accounts receivable retention	5,850	4,558
Prepaid expenses	2	2
Property, plant and equipment, net	97,700	109,297
Prepaid land leases	13,135	18,120
Intangible assets, net	11,767	12,152
Investments in equity investees	42,152	46,920
Investments securities	2,576	2,659
Goodwill	20,822	22,527
Deferred tax assets	16,186	13,635
Operating lease right-of-use assets	4,447	5,221

Total non-current assets	223,311	243,588
Total assets	1,732,970	1,763,034

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	March 31, 2022 (Unaudited)	December 31, 2021 (Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	—	12
Current portion of long-term loans	15,346	15,371
Accounts payable	176,849	180,653
Construction costs payable	98	3,540
Deferred revenue	211,593	208,173
Accrued payroll and related expenses	17,878	33,263
Income tax payable	9,068	6,054
Warranty liabilities	6,814	6,474
Other tax payables	4,443	16,138
Accrued liabilities	36,051	47,653
Amounts due to related parties	2,250	8,544
Other liability	3	3
Operating lease liabilities	2,224	378

Total current liabilities	482,617	526,256
Non-current liabilities
Accrued liabilities	2,047	4,535
Long-term loans	523	568
Accounts payable	1,338	994
Deferred tax liabilities	13,600	13,617
Warranty liabilities	2,618	3,038
Operating lease liabilities	1,912	4,432
Other liability	76	78

Total non-current liabilities	22,114	27,262
Total liabilities	504,731	553,518
Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,962,249 shares and 61,961,324 shares issued and outstanding as of March 31, 2022 and December 31, 2021,	62	62
Additional paid-in capital	242,149	240,073
Statutory reserves	64,978	76,829
Retained earnings	866,215	838,547
Accumulated other comprehensive income	54,358	49,207

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,227,762	1,204,718
Non-controlling interests	477	4,798

Total equity	1,228,239	1,209,516
Total liabilities and equity	$1,732,970	$1,763,034

Hollysys Automation Technologies Ltd.	Page 12
April 29, 2022

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

	Three months ended March 31, 2022 (Unaudited)	Nine months ended March 31, 2022 (Unaudited)
Cash flows from operating activities:
Net income	$15,824	$59,813
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,612	7,696
Amortization of prepaid land leases	101	312
Amortization of intangible assets	384	1,045
Allowance for credit losses	708	8,710
Gains on disposal of property, plant and equipment	(22)	(23)
Share of net income (loss) of equity investees	428	(558)
Share-based compensation expenses	2,076	8,382
Deferred income tax expenses	(2,515)	(6,802)
Gains on disposal of an investment in an equity investee	(25)	(8,020)
Changes in operating assets and liabilities:
Accounts receivable and retention	323	(24,489)
Costs and estimated earnings in excess of billings	2,402	(19,395)
Inventories	(20,760)	(33,371)
Advances to suppliers	(3,084)	(11,090)
Other receivables	(7,837)	(4,676)
Prepaid expenses	23	177
Due from related parties	7,359	13,431
Accounts payable	(6,481)	22,900
Deferred revenue	2,623	13,681
Accruals and other payables	(13,941)	(16,270)
Due to related parties	(6,294)	589
Income tax payable	3,224	5,796
Other tax payables	(12,566)	(2,139)

Net cash (used in) provided by operating activities	(35,438)	15,699
Cash flows from investing activities:
Purchases of short-term investments	(31,186)	(57,445)
Purchases of property, plant and equipment	(7,983)	(19,078)
Proceeds from disposal of a subsidiary	3,797	3,797
Proceeds from disposal of property, plant and equipment	33	77
Maturity of short-term investments	22,319	62,749
Investment of an equity investee	(1,261)	(1,261)
Receipts from collection of advances to equity investees	—	9,497
Acquisition of a subsidiary, net of cash acquired	—	(8,726)

Net cash used in investing activities	(14,281)	(10,390)

Hollysys Automation Technologies Ltd.	Page 13
April 29, 2022

	Three months ended March 31, 2022 (Unaudited)	Nine months ended March 31, 2022 (Unaudited)
Cash flows from financing activities:
Proceeds from short-term bank loans	11	60
Repayments of short-term bank loans	(23)	(60)
Proceeds from long-term bank loans	110	339
Repayments of long-term bank loans	(157)	(522)

Net cash used in financing activities	(59)	(183)
Effect of foreign exchange rate changes	2,351	11,450

Net (decrease) increase in cash, cash equivalents and restricted cash	$(47,427)	16,576
Cash, cash equivalents and restricted cash, beginning of period	$759,550	695,547
Cash, cash equivalents and restricted cash, end of period	712,123	712,123

Hollysys Automation Technologies Ltd.	Page 14
April 29, 2022

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

Hollysys Automation Technologies Ltd.	Page 15
April 29, 2022

(In USD thousands, except for %)
	Three months ended		Nine months ended
	March 31,		March 31
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$47,641	$41,100	178,022	$158,220

Gross margin(1)	30.6%	37.4%	33.9%	36.4%
Add:
Amortization of acquired intangible assets	370	70	1,002	225

Non-GAAP gross profit	$48,011	$41,170	$179,024	$158,445

Non-GAAP gross margin(2)	30.8%	37.5%	34.1%	36.4%

(1)	Gross margin represents gross profit for the period as a percentage of revenue for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenue for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$33,800	$22,176	$110,905	$88,613

Gross margin of integrated solutions contracts(1)	25.4%	25.9%	26.1%	26.5%
Add:
Amortization of acquired intangible assets	370	70	1,002	225

Non-GAAP gross profit of integrated solutions contracts	$34,170	$22,246	$111,907	$88,838

Non-GAAP gross margin of integrated solutions contracts(2)	25.7%	25.9%	26.4%	26.6%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd.	Page 16
April 29, 2022

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

(In USD thousands)
	Three months ended		Nine months ended
	March 31,		March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$15,827	$15,859	$60,156	$67,770

Add:
Share-based compensation expenses	2,076	2,750	8,382	3,688
Amortization of acquired intangible assets	370	70	1,002	225

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$18,273	$18,679	$69,540	$71,683

Hollysys Automation Technologies Ltd.	Page 17
April 29, 2022

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)

	Three months ended		Nine months ended
	March 31,		March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$15,827	$15,859	$60,156	$67,770

Add:
Share-based compensation expenses	2,076	2,750	8,382	3,688
Amortization of acquired intangible assets	370	70	1,002	225

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$18,273	$18,679	$69,540	$71,683

Weighted average number of basic ordinary shares	61,068,732	60,522,107	60,945,131	60,502,714
Weighted average number of diluted ordinary shares	61,644,902	60,559,890	61,560,896	60,736,180
Basic earnings per share(1)	0.26	0.26	0.99	1.12

Add:
Non-GAAP adjustments to net income per share(2)	0.04	0.05	0.15	0.06
Non-GAAP basic earnings per share(3)	$0.30	$0.31	$1.14	$1.18

Diluted earnings per share(1)	0.26	0.26	0.98	1.12

Add:
Non-GAAP adjustments to net income per share(2)	0.04	0.05	0.15	0.06
Non-GAAP diluted earnings per share(3)	$0.30	$0.31	$1.13	$1.18

(1)

Basic (or diluted) earnings per share is derived from net income attributable to ordinary shareholders for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).